Exhibit 99.3

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Financial Information for the three months ended March 31, 2026, and March 31, 2025

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the three-month periods ended March 31, 2026, and March 31, 2025	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2026, and December 31, 2025	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the three-month periods ended March 31, 2026, and March 31, 2025	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the three-month periods ended March 31, 2026, and March 31, 2025	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

		3 months ended March 31,
	Note	2026 £ 000	2025 £ 000
Research and development expenses	4	(25,581)	(11,217)
Administrative expenses	4	(15,308)	(9,489)
Related party administrative expenses	4	(69)	(94)
Other operating income/(expense)	6	6,642	(6,092)
Operating loss		(34,316)	(26,892)
Finance income	8	522	10,070
Finance costs	8	(7,922)	(69)
Net related party finance income	8	103,008	396,146
Net finance income	8	95,608	406,147
Profit before tax		61,292	379,255
Income tax (charge)/credit	7	(482)	16,470
Net profit for the period		60,810	395,725
Other comprehensive income:
Items that may be reclassified to profit or loss
Foreign exchange translation differences		6,143	(4,076)
Total other comprehensive income/(loss) for the period		6,143	(4,076)
Total comprehensive income for the period		66,953	391,649

		£	£
Basic earnings per share	9	0.60	5.08
Diluted loss per share	9	(0.30)	(0.00)

Potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

The accompanying accounting policies and notes form an integral part of this Unaudited Condensed Consolidated Interim Information.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Note	March 31, 2026 £ 000	December 31, 2025 £ 000
Non-current assets
Property, plant and equipment		2,441	2,394
Right-of-use assets		2,775	3,006
Restricted cash		935	-
		6,151	5,400
Current assets
Trade and other receivables	11	36,498	29,465
Restricted cash		289	1,224
Cash and cash equivalents		73,087	69,082
		109,874	99,771
Total assets		116,025	105,171

Equity
Share capital	10	99	79
Other reserves	10	145,005	136,833
Treasury share reserve		(803)	(803)
Share premium		699,935	660,019
Accumulated deficit		(856,550)	(917,573)
Total shareholders’ deficit		(12,314)	(121,445)

Non-current liabilities
Lease liabilities		2,165	2,309
Provisions		793	1,139
		2,958	3,448
Current liabilities
Financial liabilities at fair value through profit and loss	14	87,036	188,526
Lease liabilities		841	896
Warrant liabilities	13	405	287
Trade and other payables	12	37,099	33,459
		125,381	223,168
Total liabilities		128,339	226,616
Total equity and liabilities		116,025	105,171

The accompanying accounting policies and notes form an integral part of this Unaudited Condensed Consolidated Interim Information.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Cash Flows

		3 months ended March 31,
	Note	2026 £ 000	2025 £ 000
Cash flows from operating activities
Net profit for the period		60,810	395,725
Adjustments to cash flows from non-cash items
Depreciation and amortization	4	236	270
Depreciation on right-of-use assets	4	266	158
Net finance costs/(income)	8	7,400	(10,001)
Net related party finance income	8	(103,008)	(396,146)
Share-based payment transactions	5	1,922	1,144
Income tax charge/(credit)		482	(16,470)
		(31,892)	(25,320)
Working capital adjustments
(Increase)/decrease in trade and other receivables	11	(7,515)	5,946
Increase/(decrease) in trade and other payables	12	3,437	(1,246)
Net cash flows used in operating activities		(35,970)	(20,620)

Cash flows from investing activities
Acquisitions of property, plant and equipment		(284)	(42)
Interest received		520	638
Net cash flows from investing activities		236	596

Cash flows from financing activities
Proceeds from share issuance	10	41,084	34,235
Proceeds from issues of warrants		-	18,032
Proceeds from issues of shares to related party		-	12,986
Proceeds from issues of warrants to related party		-	6,840
Transaction costs on issuance of equity instruments	10	(1,148)	(4,607)
Payments to lease creditors		(321)	(313)
Net cash flows generated from financing activities		39,615	67,173
Net increase in cash at bank		3,881	47,149
Cash and cash equivalents, beginning of the period		69,082	22,556
Effect of foreign exchange rate changes		124	(902)
Cash and cash equivalents, end of the period		73,087	68,803

The accompanying accounting policies and notes form an integral part of this Unaudited Condensed Consolidated Interim Information.

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Note	Share capital £ 000	Share premium £ 000	Treasury share reserve £ 000	Other reserves £ 000	Accumulated deficit £ 000	Total £ 000
At January 1, 2025		55	554,391	(803)	99,299	(1,152,283)	(499,341)
Profit for the period		-	-	-	-	395,725	395,725
Translation differences		-	-	-	(4,076)	-	(4,076)
Total comprehensive income		-	-	-	(4,076)	395,725	391,649
Share-based payment transactions	5	-	-	-	1,329	-	1,329
Share issuance	10	9	34,226	-	-	-	34,235
Issuance of warrants	10	-	-	-	18,032	-	18,032
Share issuance to related party	10, 17	3	12,982	-	-	-	12,985
Issuance of warrants to related party	10, 17	-	-	-	6,840	-	6,840
Transaction costs on issuance of equity instruments		-	(3,142)	-	(1,654)	-	(4,796)
Exercise of options		-	11	-	-	-	11
Transfer of reserves		-	-	-	(56)	56	-
At March 31, 2025		67	598,468	(803)	119,714	(756,502)	(39,056)

	Note	Share capital £ 000	Share premium £ 000	Treasury share reserve £ 000	Other reserves £ 000	Accumulated deficit £ 000	Total £ 000
At January 1, 2026		79	660,019	(803)	136,833	(917,573)	(121,445)
Profit for the period		-	-	-	-	60,810	60,810
Translation differences		-	-	-	6,143	-	6,143
Total comprehensive income		-	-	-	6,143	60,810	66,953
Share-based payment transactions	5	-	-	-	2,242	-	2,242
Share issuance	10	20	41,033	-	-	-	41,053
Transaction costs on issuance of equity instruments		-	(1,148)	-	-	-	(1,148)
Exercise of options		-	31	-	-	-	31
Transfer of reserves		-	-	-	(213)	213	-
At March 31, 2026		99	699,935	(803)	145,005	(856,550)	(12,314)

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Information.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

1	General information

Vertical Aerospace Ltd (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Group’s main operations are in the United Kingdom and these financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£ 000) except when otherwise indicated.

These financial statements were authorized for issue by the Company’s Audit Committee, pursuant to delegated authority by the Board of Directors, on May 5, 2026.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered (“eVTOL”) and hybrid-electrically powered, aircraft.

2	Material accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial information for the three-month reporting period ended March 31, 2026, has been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), applicable to the preparation of interim financial statements, IAS 34 Interim Financial Reporting.

The interim information does not include all the notes of the type normally included in an annual financial report. Accordingly, this information is to be read in conjunction with the annual report for the year ended December 31, 2025.

The accounting policies adopted are consistent with those of the previous financial year.

The unaudited condensed consolidated interim financial information has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including financial liabilities at fair value through profit and loss) which are recognized at fair value through profit and loss.

The functional currency of the Company is US Dollars (’$’ or ‘USD’) and the functional currency of VAGL is pounds sterling (’£’ or ‘GBP’). The unaudited condensed consolidated interim financial information is presented in pounds sterling (’£’ or ‘GBP’), which is the Group’s presentation currency. Items included in the unaudited condensed consolidated interim financial information are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (“the functional currency”). Cumulative translation adjustments resulting from translating foreign functional currency financial information into GBP are reported within other reserves.

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group and has 100% ownership interest and voting rights of Vertical Aerospace Group Limited, which is its only material subsidiary.

The consolidated financial information incorporates the financial positions and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2	Material accounting policies (continued)

New standards, amendments and interpretations

The Group has adopted all new and amended IFRS Accounting Standards effective for annual periods beginning on January 1, 2026. The adoption of these standards and amendments did not have a material impact on the Group’s condensed consolidated interim financial information.

IFRS 18 “Presentation and Disclosure in Financial Statements,” issued in April 2024 and effective for periods beginning on or after January 1, 2027, has not yet been adopted. The standard introduces new requirements for the presentation of financial performance. The Group is currently assessing its impact on the financial statements. Other standards issued but not yet effective are not expected to have a material impact.

The Group has also considered recent IFRS Interpretations Committee agenda decisions, including those relating to the accounting for transaction costs under IFRS 9, and concluded that they are consistent with its existing accounting policies and do not have a material impact.

Going Concern

Management has prepared a cash flow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after the issuance of this financial information.

The Group is currently in the research and development phase of its journey to commercialize eVTOL and hybrid-electric technology. Consistent with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses (other than from fair value movements on financial liabilities at fair value through profit and loss) and net cash outflows from operating activities since inception.

As of March 31, 2026, the Group had £73.1 million of cash and cash equivalents on hand and a net shareholders’ deficit of £12.3 million.

As detailed in note 18, on April 20, 2026, the Company entered into a comprehensive financing package with Mudrick Capital Management, L.P. (“Mudrick Capital”) and Yorkville Advisors Global, LP (“Yorkville”) totaling $800 million (approximately £591 million), comprising (i) up to $50 million of committed additional 10.00% / 12.00% Convertible Senior Secured Notes (approximately £37 million), to be provided by Mudrick Capital, due 2030; (ii) a convertible preferred equity facility, to be provided by Yorkville, of up to $250 million of committed Series A Convertible Preferred Shares (approximately £185 million), with a liquidation value of $1,000 per share (the “Preferred Shares”) (approximately £739 per share); and (iii) an equity line of credit for ordinary shares, to be provided by Yorkville, of up to a commitment of $500 million (approximately £370 million).

Coinciding with the date of execution of the above, Yorkville purchased 25,000 Preferred Shares at a purchase price of $960 per Preferred Share (approximately £709 per Preferred Share) and the Company delivered a draw notice to Mudrick Capital for the drawdown of $5 million of additional Convertible Senior Secured Notes on May 20, 2026 (approximately £4 million).

As at the date of this filing, the Group had approximately £76 million of cash and cash equivalents on hand, which includes the recent funding received from Yorkville in April 2026 as mentioned above.

The Company’s ability to access the remaining amounts under the financing package described above is subject to a number of conditions, including requirements to maintain a minimum liquidity level (that is, cash and cash equivalents) of $50 million and to be solvent, as well as limitations on tranche size and minimum periods between drawdowns, which may affect the timing and amount of funding availability. The facilities also include customary structural features typical of arrangements of this nature, including limits on the proportion of the Company’s shares that may be held by counterparties at any one time.

The financing package is intended to support the Group’s funding requirements as it progresses towards its strategic milestones, including certification. However, access to these facilities remains subject to the conditions described above, and there can be no assurance that the Group will be able to access such funding in the amounts or at the times assumed in its forecasts, or at all.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2	Material accounting policies (continued)

To position itself to deliver upon its stated operational objectives, management currently projects its net cash outflows from operations within the next 12 months after issuance of this financial information to be between approximately £135 million and £145 million, depending on the extent to which the Group is able to continue to access the financing package described above.

The forecast reflects management’s prioritisation of expenditure, including a focus on delivering near-term flight testing and demonstration activities. Management has prioritised investment in, and execution of, these activities to support future funding initiatives. Accordingly, the forecast does not assume a ramp-up in expenditure to accelerate longer-term activities until after these milestones are achieved, which is consistent with the forecasts used for Group’s most recently filed annual report for year ended December 31, 2025. However, in the absence of additional funding, further actions would be required, including the reprioritisation of expenditure and other cost reduction measures.

In September 2025, the Company established an “at the market” equity offering program, pursuant to which it may issue and sell its ordinary shares, having an aggregate offering price of up to $100 million (approximately £74 million), from time to time. The Company will pay commissions of up to 3% of the gross proceeds of any ordinary shares sold through the program under the sales agreement. As of the date of issuance of this financial information, the Company had sold ordinary shares under this program, totaling $71.9 million (approximately £50.9 million), net of commissions, including the issuance of registered ordinary shares for an aggregate of $50 million on March 30, 2026 (approximately £38 million).

The Group has discretion to establish a minimum price below which shares will not be sold. While this provides control over pricing parameters, it may also limit or preclude sales during periods when the market price of the ordinary shares is below the specified threshold. Sales under the program, if any, are made at prevailing market prices and are subject to customary conditions, including market demand, trading volume, share price, and the Company’s compliance with applicable regulatory requirements.

Subject to market conditions, the Group remains positioned to execute a capital raise, with internal resources poised for execution. However, there can be no assurance that financing will be available after the completion of such milestones, on acceptable terms, or at all.

As part of the going concern assessment, Management has considered and evaluated any potential impact of the complaint filed by Archer Aviation Inc. in the U.S. District Court for the Eastern District of Texas, on February 23, 2026, alleging infringement of Archer Aviation Inc.’s design and utility patents under the U.S. Patent Act (the “Complaint”). The Company believes that the asserted claims in the Complaint are without merit and intends to defend the allegations vigorously.

The Convertible Senior Secured Notes Indenture contains a covenant requiring the Group to maintain a minimum cash balance of at least $10 million (approximately £7.6 million) at all times. The Group currently projects that it will breach this covenant towards the end of the first quarter of 2027 unless additional capital is raised. Such a breach, if not cured, would result in an event of default occurring under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral. An event of default would result in the Convertible Senior Secured Notes being due immediately to which the Group does not have sufficient funds to repay.

Because of the restrictions noted above imposed by the recently executed financing package, including the limitations on the funding accessible thereunder over the next 12 months, unless the Company is able to raise additional funds in the intervening period,  management projects that its current existing resources and facilities are sufficient to fund its ongoing operations into the beginning of second quarter of 2027.

Absent additional funding and the need to reprioritise expenditure, including those related to the Group’s certification programme, this may result in delays to previously communicated timelines and the deferral of certain objectives.

Consistent with being in the development phase of its aircraft, the Group has not yet generated revenue and continues to be dependent on raising additional capital to fund its operations. This dependency indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize the assets and discharge the liabilities in the normal course of business. The unaudited condensed consolidated interim financial information have been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

3	Critical accounting judgements and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of expenses during the reporting period.

The Company’s most significant estimate relates to the valuations of financial liabilities at fair value through profit and loss, including the Convertible Senior Secured Notes.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models, and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

In preparing these unaudited condensed consolidated interim financial information, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2025.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

4	Expenses by nature

Included within administrative expenses, research and development expenses, and related party administrative expenses are the following expenses.

	3 months ended March 31,
	2026 £ 000	2025 £ 000
Research and development staff costs (includes share-based payment expense of £1,035 thousand)	11,723	6,988
Research and development consultancy	10,557	1,932
Research and development components, parts and tooling	3,301	2,297
Total research and development expenses	25,581	11,217
Administrative staff costs	3,295	2,855
Share-based payment expenses	887	1,144
Consultancy costs	739	616
Legal and financial advisory costs	519	718
HR advisory and recruitment costs	214	195
IT hardware and software costs	2,410	1,861
Insurance expenses	62	586
Marketing costs	4,202	152
Premises expenses	353	488
Operational travel and logistics costs	1,499	305
Aviation and aerospace regulatory fees	421	93
Depreciation expense	236	214
Amortization expense	-	56
Depreciation on right-of-use property assets	266	158
Other administrative expenses	205	48
Total administrative costs	15,308	9,489
Related party administrative expenses	69	94
Total administrative and research and development expenses	40,958	20,800

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

5	Share-based payments

The Group has established two employee option plans. The EMI Scheme (closed to employees during 2021) and the 2021 Incentive Plan (implemented in 2022).

For more information about the option plans, please refer to the Group’s annual financial statements for the year ended December 31, 2025.

The total expense recognized by the Company during the period in respect of these plans is shown below:

	March 31, 2026 £ 000	March 31, 2025 £ 000
2021 Incentive plan	1,917	1,107
Enterprise Management Initiative	5	37
	1,922	1,144

Total expense recognized for non-executive director awards, issued under the terms and rules of the 2021 Incentive Plan, for the period ended March 31, 2026, were £652 thousand (March 31, 2025: £505 thousand).

A summary of options granted under the plans is shown below:

	March 31, 2026		December 31, 2025
2021 Incentive Plan	Number	Average exercise price (£)	Number	Average exercise price (£)
Outstanding, start of period	7,736,819	1.42	1,171,210	0.91
Granted during the period	2,218,900	2.26	7,254,116	1.41
Forfeited during the period	(171,209)	2.39	(546,886)	0.62
Exercised during the period	(8,033)	-	(141,621)	-
Outstanding, end of period	9,776,477	1.52	7,736,819	1.42

The number of options which were exercisable at March 31, 2026 was 2,502,124 (December 31, 2025: 1,727,449) with exercise prices ranging from £nil to £9.10 (December 31, 2025: £nil to £8.92). Options exercised during the period related solely to nil-cost options.

	March 31, 2026		December 31, 2025
EMI Scheme	Number	Average exercise price (£)	Number	Average exercise price (£)
Outstanding, start of period	861,172	1.80	945,429	2.20
Granted during the period	-	-	-	-
Forfeited during the period	(5,161)	1.80	(57,181)	8.70
Exercised during the period	(18,309)	1.80	(27,076)	1.80
Outstanding, end of period	837,702	1.80	861,172	1.80

The number of options which were exercisable at March 31, 2026 was 665,612 (December 31, 2025: 676,571) with exercise price of £1.74 (December 31, 2025: £1.70).

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

6	Other operating income/(expense)

The analysis of the Group’s other operating income/(expense) for the period is as follows:

	3 months ended March 31,
	2026 £ 000	2025 £ 000
Government grants	2,314	1,455
R&D Expenditure Credit (“RDEC”)	4,328	(7,553)
Other	-	6
	6,642	(6,092)

Government grants relate to amounts receivable from grant awarding bodies relating to the research and development of eVTOL technologies. These grants are made to fund research and development expenditure and are recognized in profit or loss in the period to which the expense they are intended to fund relates.

7	Income tax (charge)/credit

The Company recognizes R&D tax relief relating to the RDEC scheme within Other operating income, and R&D tax relief under both the enhanced R&D intensive support (“ERIS”) scheme within Income tax credit, as shown below:

	3 months ended March 31,
	2026 £ 000	2025 £ 000
Enhanced R&D intensive support	600	2,770
Tax charge on RDEC	(1,082)	-
Adjustments for R&D tax relief of prior periods	-	13,700
	(482)	16,470

For accounting periods beginning on or after April 1, 2024, HM Revenue & Customs administers a merged Research and Development Expenditure Credit (“RDEC”) scheme and the Enhanced R&D Intensive Support (“ERIS”) scheme, which replaced the previous SME scheme for qualifying small and medium-sized enterprises and the RDEC scheme for large companies and other ineligible entities.

At the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause the Company to be defined as a large company and ineligible for SME relief. In the absence of such certainty, within those financial statements, the Company recognized tax relief based solely on the RDEC scheme.

Management subsequently determined that the transactions contemplated under the Investment Agreement on December 23, 2024, did not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company and therefore the three months ended March 31, 2025, reflects the reversal of tax relief previously recognized under the RDEC scheme of £7,553 thousand, with £13,700 thousand subsequently claimed and received under the SME scheme (and reported within Income tax credit).

The tax relief for the three months ended March 31, 2026, has been recognized under the merged scheme, based on management’s current expectations that the Company’s R&D claim for the year ending December 31, 2026, will be prepared on this basis. This reflects forecasts and projections which indicate that the Company is likely to be classified as a large company as at December 31, 2026, primarily due to anticipated increases in headcount.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

8	Net finance income

	3 months ended March 31,
	2026 £ 000	2025 £ 000
Interest income on deposits	522	634
Foreign exchange gain	-	9,436
Total finance income	522	10,070
Fair value movements on warrant liabilities (note 13)	(110)	(28)
Foreign exchange loss	(7,749)	-
Interest expense on leases	(63)	(37)
Other	-	(4)
Total finance costs	(7,922)	(69)
Fair value movements on financial liabilities at fair value through profit and loss	106,265	399,123
In-kind interest on financial liabilities at fair value through profit and loss	(3,257)	(2,977)
Net related party finance income (note 14)	103,008	396,146
Net finance income	95,608	406,147

9	Earnings/(loss) per share

Basic earnings per share is calculated by dividing the profit or loss for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, in accordance with IAS 33.

Diluted earnings per share is calculated by adjusting the profit or loss for the period and the weighted average number of ordinary shares outstanding during the period to assume the conversion of all dilutive potential ordinary shares. Where the Company reports a loss, potential ordinary shares are anti-dilutive and are therefore excluded from the calculation.

The Company has one category of dilutive potential ordinary shares, being those issuable upon conversion of the Convertible Senior Secured Notes, which for the purposes of diluted earnings per share, have been assumed to be issued at the beginning of the period where dilutive.

The adjusted diluted earnings per share measure presented reflects an adjustment solely for fair value movements on the Convertible Senior Secured Notes. No other adjustments have been made to profit or loss or to the weighted average number of shares.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

9	Earnings/(loss) per share (continued)

The calculation of earnings/(loss) per share is based on the following data:

	3 months ended March 31,
	2026 £ 000	2025 £ 000
Net profit for the period for basic earnings per share	60,810	395,725
Adjustment for calculation of diluted earnings per share:
Fair value movements on financial liabilities at fair value through profit and loss	(106,265)	(399,123)
In-kind interest on financial liabilities at fair value through profit and loss	3,257	2,977
Net loss for the period for diluted earnings per share	(42,198)	(421)

	No. of shares	No. of shares
Weighted average issued shares for basic earnings per share	100,704,921	77,837,986
Adjustment for calculation of diluted earnings per share:
Financial liabilities at fair value through profit and loss	41,796,270	37,198,531
Weighted average issued shares for diluted earnings per share	142,501,191	115,036,517

	£	£
Basic earnings per share	0.60	5.08
Diluted loss per share	(0.30)	(0.00)

Potential ordinary shares have been treated as dilutive as their inclusion in the diluted earnings per share calculation decreases earnings per share.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

10	Share capital and reserves

	March 31, 2026		December 31, 2025
Allotted, called up and fully paid:	No.	£	No.	£
Ordinary of $0.001 each	127,328,004	98,840	101,602,621	79,328
	127,328,004	98,840	101,602,621	79,328

Ordinary shares (other than shares held in treasury) have full voting rights and full dividend rights. Treasury shares totaling 140,000 are excluded as at March 31, 2026 (December 31, 2025: 140,000). The Company is authorized to issue 1,000,000,000 ordinary shares and 10,000,000 preferred shares of a par value of $0.001 each.

During the period 25,727,383 ordinary shares were issued as shown below:

	Shares issued No.	Share capital issued £	Proceeds received £ 000	Premium arising £ 000
At the market program	25,725,383	19,512	39,904	39,884
EMI Scheme	-	-	31	31
	25,725,383	19,512	39,935	39,916

As of March 31, 2026, the Company had sold approximately 25.7 million ordinary shares under the “at the market” program established on September 5, 2025, with Jefferies LLC acting as sales agent at a weighted average share price of $2.11.

Nature and purpose of other reserves

	March 31, 2026 £ 000	December 31, 2025 £ 000
Share-based payment reserve	36,244	34,215
Foreign currency translation reserve	17,282	11,139
Warrant reserve	36,638	36,638
Merger reserve	54,841	54,841
	145,005	136,833

The share-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised.

The warrant reserve is used to recognize the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’).

The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination.

The translation reserve arises as a result of the retranslation of overseas subsidiaries and the Company’s USD denominated balances in consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

11	Trade and other receivables

	March 31, 2026 £ 000	December 31, 2025 £ 000
R&D tax relief receivable	21,571	16,644
Government grants and VAT receivable	6,431	4,124
Prepayments	8,171	8,356
Other receivables	325	323
Amounts due from related party	-	18
	36,498	29,465

Expected credit losses were not significant in 2026 or 2025. For more information on the Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables please refer to the Group’s annual financial statements for the year ended December 31, 2025.

12	Trade and other payables

Amounts falling due within one year:

	March 31, 2026 £ 000	December 31, 2025 £ 000
Trade payables	10,637	9,573
Accrued expenses	20,808	22,094
Amounts due to related parties	60	139
Social security and other taxes	4,330	1,230
Outstanding defined contribution pension costs	1,264	423
	37,099	33,459

For more information on the Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables please refer to the Group’s annual financial statements for the year ended December 31, 2025.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

13	Warrants

Warrant liability at fair value through profit and loss

The following warrants are in issue but not exercised, and are recorded as a liability:

	March 31, 2026 No.	December 31, 2025 No.
Public Warrants	15,264,935	15,264,935
Convertible Notes Warrants	4,000,000	4,000,000
Outstanding, end of period	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value during the period ended March 31, 2026:

Change in fair value during the period	£ 000
December 31, 2025	287
Change in fair value	110
Exchange differences on translation	(8)
March 31, 2026	405

The Public Warrants and Convertible Notes warrants expire on December 16, 2026, or earlier upon redemption or liquidation. Each such warrant entitles the registered holder to purchase 1/10 of one share of common stock, meaning that ten warrants must be exercised for a holder of warrants to receive one ordinary share of the Company at a price of $115.00 per share. Such warrants may only be exercised for a whole number of shares.

Once such warrants become exercisable, the Company may redeem such warrants at a price of $0.10 per warrant if the closing price of the common stock equals or exceeds $180.00 per share for any 20 trading days within a 30-trading day period.

Warrants recognized within equity

The following warrants (and options) are in issue but not exercised:

	Warrants and options in issue		Warrant reserve
	March 31, 2026 No.	December 31, 2025 No.	March 31, 2026 £ 000	December 31, 2025 £ 000
Tranche A Warrants	7,450,000	7,450,000	8,951	8,951
Tranche B Warrants	7,500,000	7,500,000	14,212	14,212
SF Warrants	50,000,000	50,000,000	3,907	3,907
Virgin Atlantic Warrants	2,625,000	2,625,000	8,558	8,558
MWC Option	2,000,000	2,000,000	1,010	1,010
Outstanding, end of period	69,575,000	69,575,000	36,638	36,638

The public Tranche A Warrants and Tranche B Warrants were issued on January 24, 2025, in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $6.00 and $7.50, respectively.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

13	Warrants (continued)

The private SF Warrants were issued on March 13, 2024, to Stephen Fitzpatrick pursuant to the SF Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $50.00.

The initial Virgin Atlantic Warrants were issued on December 16, 2021, to Virgin Atlantic pursuant to the Virgin Atlantic Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $100.00.

Additionally, on December 16, 2021, Marcus Waley-Cohen was awarded 2,000,000 private options, with 10 such options exercisable for one ordinary share of the Company at an exercise price of $115.00.

The above warrants (and options) expire five-years after issuance (except for the SF Warrants, which expire 10-years after issuance).

These warrants and options meet the fixed-for-fixed criterion and are therefore recognized within other reserves until the point of exercise. The amount classified to other reserves on initial recognition reclassified to share capital and share premium upon exercise.

14	Financial liabilities at fair value through profit and loss

The Convertible Senior Secured Notes are classified as financial liabilities at fair value through profit and loss. The following sets forth information regarding the Company’s measurement of the Convertible Senior Secured Notes:

Mudrick Capital £ 000
As at December 31, 2025	188,526
Fair value movements	(106,265)
In-kind interest paid	3,257
Foreign exchange movements	1,518
As at March 31, 2026	87,036

On December 15, 2021, Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000 thousand for an aggregate purchase price of $192,000 thousand (the “Purchase Price”). The Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount. The Convertible Senior Secured Notes bore interest at the rate of 9% per annum, as the Company elected to pay interest in-kind, paid semi-annually in arrears. The Convertible Senior Secured Notes had an initial maturity date of the fifth anniversary of issuance and were redeemable at any time by the Company for cash.

On December 23, 2024, the Convertible Senior Secured Notes were amended: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share for the other half.

The noteholders subsequently delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes, which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes.

Following the Partial Conversion, the Company’s wholly owned subsidiary, VAGL, became a guarantor of the Convertible Senior Secured Notes under the Indenture on a senior secured basis by granting fixed and floating charges over all of its assets.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

14	Financial liabilities at fair value through profit and loss (continued)

A number of other covenants exist in relation to the Company’s obligations in respect of the Convertible Senior Secured Notes, including (but not limited to): payments under the Convertible Senior Secured Notes and interest thereunder; furnishing the trustee with Exchange Act reports; compliance with Section 13 or 15(d) of the Exchange Act; provision of an annual compliance certificate; relinquishing of the benefit or advantage of, any stay, extension or usury law; acquisition of the Convertible Senior Secured Notes by the Company; permitting any Company subsidiaries to provide a charge over the Convertible Senior Secured Notes; limitation on liens securing indebtedness; limitation on asset sales; limitation on transactions with affiliates; limitation on restricted payments; and retention of $10 million cash.

As of March 31, 2026, a total of 41,796,270 ordinary shares are potentially issuable upon exercise of the remaining outstanding principal amount of Convertible Senior Secured Notes and cash at bank includes £7,583 thousand in accordance with the above covenant.

15	Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards.

Financial liabilities at fair value through profit and loss:

	Carrying Value		Fair Value
	March 31, 2026 £ 000	December 31, 2025 £ 000	March 31, 2026 £ 000	December 31, 2025 £ 000
Financial liabilities at fair value through profit and loss	87,036	188,526	87,036	188,526
Warrant liabilities	405	287	405	287
	87,441	188,813	87,441	188,813

Warrants are quoted on the OTC Bulletin Board (an interdealer automated quotation system for equity securities that is not a national securities exchange) and are therefore categorized in level 2 of the fair value hierarchy. Financial liabilities at fair value through profit and loss are categorized in level 3 of the fair value hierarchy.

The fair value of financial liabilities at fair value through profit and loss, which consist of the Convertible Senior Secured Notes, has been estimated using an option pricing model, in accordance with the definition of fair value under IFRS 13, which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Convertible Senior Secured Notes, having a maturity date as at March 31, 2026, of December 15, 2028, have a conversion rate of 285.714 Ordinary Shares per $1,000 principal amount of Convertible Senior Secured Notes, and a payment-in-kind interest rate of 12.0% (compounding semi-annually) or a cash interest rate of 10.0% (paid semi-annually). The outstanding principal as at March 31, 2026, and December 31, 2025, was $146,286 thousand.

Option pricing has been utilized to calculate the probability that these options will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

15	Financial instruments (continued)

As of March 31, 2026, an estimated fair value of £87,036 thousand (December 31, 2025: £188,526 thousand) was calculated for the Convertible Senior Secured Notes, based on the following valuation inputs:

	March 31, 2026	December 31, 2025
Share price ($)	2.21	5.33
Conversion price ($)	3.50	3.50
Interest rate (%)	12.00	12.00
Credit spread (%)	47.41	46.57
Expected life (years)	2.71	3.00
Risk-free rate (%)	3.80	3.50
Dividend yield (%)	-	-
Volatility (%)	85.00	85.00

Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change. Credit spread is initially selected such that the fair value of the Convertible Senior Secured Notes reconciles to the total purchase price of $192 million based upon the arms’ length transaction closing as of December 15, 2021, subsequently adjusted for company-specific credit risk. For more information about the Convertible Senior Secured Notes, please refer to the Group’s annual financial statements for the year ended December 31, 2025.

16	Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks including market risk, credit risk, foreign exchange risk and liquidity risk.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations, arising principally from prepayments to suppliers and deposits with the Group’s bank.

Also included in Restricted cash is £1,224 thousand deemed to be restricted as at March 31, 2026, in relation to rent guarantees.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £325 thousand (December 31, 2025: £323 thousand) being the total of the carrying amount of financial assets, including contractual receivables but excluding R&D tax credits receivables and cash.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry.

On that basis, the loss allowance as at March 31, 2026 and December 31, 2025 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is exposure to foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

16	Financial risk management and impairment of financial assets (continued)

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group holds cash in USD, EUR and GBP. The majority of the Group’s trading costs are in GBP; however, the Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in USD, EUR and GBP to satisfy its trading costs in each of these currencies. A 2-percentage point increase in GBP to USD exchange rate would increase profit for the three months ended March 31, 2026, by £7,440 thousand and decrease other comprehensive income for the three months ended March 31, 2026, by £6,673 thousand. A 2-percentage point decrease in GBP to USD exchange rate has an equivalent impact reducing profit and increasing other comprehensive income for the three months ended March 31, 2026. The Group may be exposed to material foreign exchange risk in subsequent periods or years because of the significance of the USD denominated Convertible Senior Secured Notes relative to USD deposits and cash held ($65,651 thousand at March 31, 2026), which are expected to fluctuate as expenses are incurred and whilst future funding is secured.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis which is used to assess funding adequacy for at least a 12-month period. The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due. Please see note 2 for further details.

Maturity analysis

	Within 1 year £ 000	Between 2 and 5 years £ 000	After more than 5 years £ 000	Total £ 000
March 31, 2026
Trade and other payables	31,505	-	-	31,505
Lease liabilities	1,058	2,229	283	3,570
Convertible senior secured notes	-	114,252	-	114,252
	32,563	116,481	283	149,327
December 31, 2025
Trade and other payables	33,459	-	-	33,459
Lease liabilities	1,121	2,364	326	3,811
Convertible senior secured notes	-	108,755	-	108,755
	34,580	111,119	326	146,025

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern and grows in a sustainable manner. Given the ongoing development of its aircraft and technologies with minimal revenues, the Group has, to date, relied upon capital to fund its operations from a number of sources. During the reporting period the Group received approximately $52,700 thousand (equivalent to £39,900 thousand) in connection with its “at-the-market” equity offering program, net of commissions. The Group is also continuing to explore other opportunities to raise additional capital to further support its funding position into the foreseeable future. Cash flow forecasting is performed on a regular basis, which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

17	Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and executive officers.

	March 31, 2026 £ 000	March 31, 2025 £ 000
Salaries and other short term employee benefits	431	354
Payments to defined contribution pension schemes	5	5
Share-based payment expense	783	833
	1,219	1,192

Aggregate gains made on the exercise of share options for the Directors during the period totaled £nil (March 31, 2025: £nil).

Summary of relationships with Directors

Both Stuart Simpson’s and Dómhnal Slattery’s engagements with the Company include anti-dilution provisions, pursuant to which, subject to their continued service with the Company, should their respective award represent less than 2.0% and 1.4% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares) respectively, the Company will grant further nil-cost options such that Stuart Simpson’s and Dómhnal Slattery’s respective holding (excluding any sold, transferred or other disposed shares) remains 2.0% and 1.4% of the Company’s then issued and outstanding ordinary shares respectively.

During the three-month period ended March 31, 2026, a total of 550,813 share options were awarded to Stuart Simpson (2025: 360,245), vesting on a quarterly basis until September 30, 2027, and 385,569 share options were awarded to Dómhnal Slattery (2025: 814,700), vesting on a quarterly basis until December 31, 2028.

Additionally, during the three-month period ended March 31, 2026, a total of 75,824 share options and restricted stock units were awarded to other independent members of the Board of Directors (2025: 27,662).

During the three-month period ended March 31, 2026, Clahane Capital SEZC Ltd., a Company wholly owned by Dómhnal Slattery provided and charged the Group with services £13 thousand (2025: £nil) for this service, of which £4 thousand was outstanding as at March 31, 2026 (2025: nil).

Summary of relationship with Mudrick Capital

During the three-month period ended March 31, 2026, the Company recognized fair value gains totaling £106,265 thousand (2025: £399,123 thousand) and interest charges of £3,257 thousand (2025: £2,977) in relation to Convertible Senior Secured Notes.

In December 2024, the Company granted Mudrick Capital certain rights to participate in the Company’s future equity offerings so long as Mudrick Capital beneficially owns greater than 20% of the Company’s issued and outstanding ordinary shares.

Summary of relationship with Stephen Fitzpatrick

During the three-month period ended March 31, 2026, Imagination Industries Investments Ltd, a Company controlled by Stephen Fitzpatrick provided and charged the Group with services totaling £56 thousand (2025: £94 thousand), of which £56 thousand remained outstanding as at March 31, 2026 (March 31, 2025: £nil).

In December 2024, the Company granted Stephen Fitzpatrick a 12-month option to invest up to $25 million (approximately £20 million) in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the January 2025 Offering. The option was not exercised during the 12-month period following the January 2025 Offering, however Stephen Fitzpatrick retains certain rights to participate in the Company’s future equity offerings so long he beneficially owns greater than 3% of the Company’s issued and outstanding ordinary shares.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

18	Contingent liabilities

On February 23, 2026, the Company was named as defendants in a complaint filed by Archer Aviation Inc. in the U.S. District Court for the Eastern District of Texas, alleging infringement of Archer Aviation Inc.’s design and utility patents under the U.S. Patent Act (the “Complaint”). The Company believes that the asserted claims in the Complaint are without merit, has disclaimed the liability and is defending the action. On May 1, 2026, the Company filed a motion to dismiss the Complaint. At this preliminary stage of the proceedings, the outcome, timing and any potential financial effect cannot be reliably estimated. Accordingly, in accordance with IAS 37, because it is not probable that an outflow of resources will be required to settle the matter, the Group has not recognised a provision in relation to this claim.

19	Non adjusting events after the reporting period

Convertible Senior Secured Notes

On April 20, 2026, the Company entered into a third supplemental indenture (the “Third Supplemental Indenture”) with U.S. Bank Trust Company, National Association, as trustee and collateral agent (“the Trustee”), amending the Indenture, among other things, to extend the maturity date of the Convertible Senior Secured Notes to December 15, 2030. Following the execution of the Third Supplemental Indenture, on April 20, 2026, the Company entered into a convertible note purchase agreement (the “Convertible Note Purchase Agreement”) with Mudrick Capital, pursuant to which the Company has the right, but not the obligation, to cause Mudrick Capital to purchase up to $50,000,000 in aggregate original principal amount of additional Convertible Senior Secured Notes (the “Additional Notes”) to be issued under the Indenture during a period of one year following the date of the Convertible Note Purchase Agreement. Mudrick Capital may convert the Additional Notes into the Company’s ordinary shares at a fixed conversion price of $3.50 per ordinary share. Concurrent with the entry into the Convertible Note Purchase Agreement, we submitted a draw notice to Mudrick Capital to issue Additional Notes in a principal amount of $5 million on May 20, 2026. Management is in the process of reviewing the accounting considerations.

Series A Preferred Shares

On April 20, 2026, the Company entered into a securities purchase agreement with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company has the right, but not the obligation, to issue and sell to Yorkville up to $250,000,000 of preferred shares, with a liquidation value of $1,000 per share (the “Preferred Shares”), in tranches not to exceed $25,000,000 each, over a 24-month period. The preferred shares are convertible into the Company’s ordinary shares.

At the initial closing, Yorkville purchased 25,000 Preferred Shares at 96% of the face amount, and subsequent tranches will be purchased on the same terms, subject to certain conditions, including minimum share price and trading volume thresholds, an effective registration statement, and no material adverse effect. The Preferred Shares are convertible at any time into ordinary shares at a conversion price equal to the lower of (a) 120% of the closing price on the day prior to the applicable issuance date and (b) 96% of the lowest daily VWAP (as defined in the Certificate of Designations) during the five trading days preceding the conversion notice, subject in each case to a floor price.

Equity Line of Credit

On April 20, 2026, the Company entered into a standby equity purchase agreement (the “Equity Purchase Agreement”) with Yorkville, pursuant to which Yorkville has committed to purchase, at the Company’s direction, up to $500,000,000 of ordinary shares over a 36-month period, subject to certain conditions and limitations set forth therein. The Company may request purchases (each, an “Advance”) by delivering written notice to Yorkville, and Yorkville is irrevocably bound to purchase the specified ordinary shares, subject to certain conditions and limitations set forth therein. Ordinary shares under each Advance will be sold at 97% of the average daily VWAP during the applicable pricing period.